5:

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 8, 2004

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated April 8, 2004

Benetton Group SpA's press note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

Name: Luciano Benetton

Title: Chairman

Dated: April 8, 2004

PRESS NOTE

Ponzano, 8th April 2004. In relation to the press release concerning Benetton Group financial results, distributed 30th March 2004, the expression incorrectly translated from Italian as "...gross operating income and income from operations are expected to be substantially in line with 2003" should instead read "...gross operating and operating margins are expected to be substantially in line with 2003."

For further information: +39 0422-519036

www.benetton.com.press